FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2005
Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Material fact dated June 18, 2005 regarding the annual shareholders meeting of Santander.

2	Material fact dated June 20, 2005 regarding the payment of a dividend on account of the earnings for the 2005 financial year.

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Item 1

Annual Shareholders Meeting of Santander

Emilio Botín: “Attributable profit in 2005 will be
at least 5 billion euros”

▪	All the proposed resolutions included in the Agenda of the meeting were passed

▪	Extraordinary income will have no impact on profit and will be allocated to a special fund for future provisions

▪	The Santander chairman announced that dividends will continue to increase. The first interim payment for 2005, approved by the Board will be 12% above last year’s

▪	“We will fully meet the goals we have set for Abbey. Our plan over three years is to become the best bank in Britain in customer attention and in efficiency.”

Madrid, 18 June 2005 - Emilio Botín, presiding over today’s Annual General Shareholders Meeting of Santander which approved the 2004 accounts, said that in 2005 “our attributable income will be at least 5 billion euros…a new record for the Group and a record for a Spanish company.” He added that extraordinary income will have no impact on profit, as it will be allocated to a special fund for future provisions.

Botín said: “we will continue to increase our dividend,” noting that the first 2005 interim payment, already approved by the Board, will represent a rise of 12%.

DISCLAIMER

The projection of results has been prepared in accordance with accounting practices applied by the Group for the present fiscal year and assumes no relevant change in the economic environment.

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“Santander is enjoying the best moment in its history,” said Botín. “We have an unbeatable business model and one that can be exported, a model that enables us to generate recurring revenues with practically flat costs and in very diverse markets.” He recalled that in the past 10 years, the average total return to shareholders has reached 370%, well above the 280% achieved by the Ibex-35 index, and listed the factors that have helped Santander become a “winning bank in efficiency, in commercial activity and above all in profitability.”

—	“We are the leading bank in the Eurozone by market value, and also in Latin America”.

—	“With the purchase of Abbey we have diversified further and incorporated a rich new vein of value creation for our shareholders”.

—	“We have a valuable brand that symbolizes 150 years of growth and profitability”.

—	“We have a first-rate Corporate Governance, founded on transparency and rigorous accounting standards, and an exceptional Board”.

—	“We have developed a unique worldwide alliance with Universities and institutes of higher education in the countries where we operate”.

—	“We have the finest management teams and an excellent customer base”.

Reviewing 2004, when Santander recorded a net attributable profit of 3,136 million euros (+21%), Botín said that “first quarter figures continue to show high growth activity in all our markets,” with an increase in attributable income of 38.5% to 1,185 million euros, a quarterly record (+20.1% excluding Abbey). “These are quality results, based on increased commercial activity in all our business areas. Extraordinary results from the sale of our remaining stake in The Royal Bank of Scotland last January, totalling 717 million euros, will have no impact on profit as they are being allocated to a special fund for future contingencies.” Botín recalled that Retail Banking accounts for 80% of Group business.

The Chairman highlighted the revenue generating capacity of Retail Banking Spain, the division that contributes most to Group results. “This is an area that quarter after quarter presents exemplary results, with strong growth in revenue (at a rate of 7.4% in 2004) and with flat costs.” He added that both the Santander and Banesto branch networks have focussed on higher growth segments – mortgages, SME lending, cards and insurance, with innovative products, anticipating the competition and deploying the most advanced technology.

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Referring to Spain’s banking sector, he said it is, “among the most efficient, profitable and financially sound in the world. Spain is a leader in efficiency, ahead even of the United States and the United Kingdom, and is also among the best in profitability and solvency. This is due to three factors: a strong competitive environment, excellent regulation, and economic stability.”

On the UK market, Botín said the Abbey acquisition had provided a giant leap forward for the Group. “Abbey is a purchase that transforms the bank, positioning us in the largest market in Europe, diversifying our risk profile and opening up new growth options…We have been managing Abbey for six months and taken some very important steps.” In this regard, he said progress in cost cutting has been ahead of schedule and that steps have also been taken to stabilize revenues. “I can categorically state that we will fully meet the goals we set for Abbey. Our plan over three years is to become the best bank in Britain in customer attention and in efficiency,” he said.

Turning to Latin America, which last year achieved 6% growth, the highest in the past 30 years, he placed special emphasis on Brazil’s role as an economic engine, especially in the south of the region. “Brazil is a key driver of growth for the Bank,” he said. “I share the vision of those that project that the Brazilian economy will be larger than that of of France and Italy in 2030, and it is therefore one of our central priorities for the future.” He also pointed to the strong commercial growth for the Bank in Chile, Mexico and other countries of the region. “In Mexico we are closing in on our market share goal of 20%, while in Chile we are spearheading the process of banking penetration.”

He highlighted the strong growth potential of Santander Consumer, which “increased its contribution to the Group by 45% in 2004, and which in 2005 has been increasing profit at even higher rates. Right now it is a European leader in consumer banking and vehicle finance thanks to its presence in 11 countries of this continent.”

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Botín referred to Santander’s corporate governance, affirming “We are in the vanguard in this aspect. No other company in our country has introduced a series of corporate governance measures as complete as Santander: total elimination of anti-takeover statutes, maximum transparency in executive compensation, elimination of the requirement to hold 100 shares in order to take part in shareholder meetings, self-evaluation of the Board, directed by specialist consultants, a training programme for directors, or the live Webcasts of the shareholders meetings and electronic voting, among others.”

He resumed the Bank’s corporate governance model in four key concepts:

—	Self regulation. “Every company is different and has different requirements. An excess of regulation should be avoided”.

—	Transparency. “Transparency is fundamental to self-regulation.”

—	Rigorous accounting standards. “Confidence cannot exist, either internally or externally, if the accounts are not clear”.

—	An exceptional board. “A Board which has no voting blocs, taking collective decisions, with independence of criteria, great awareness and business vision, and which accounts for a significant portion of the Group’s share capital”.

The Santander Chairman defended the concept of Corporate Social Responsibility, to which the Bank allocated 84.4 million euros last year, 2.7% of attributable income. “At Santander we do not forget that the best CSR policy is that which achieves a good return for our shareholders over the long term. But this is perfectly compatible with our emphasis on investments with a significant social component. Based on this premise, our CSR policy incorporates the same requirements of efficiency demanded for any investment,” he added.

Turning to the Spanish economy he said it “continues to be an exception in the European context. Our economy is growing vigorously, founded on domestic demand. The government’s economic policy has been focused prudently, respecting budgetary balance, which in my opinion will help ensure positive economic progress in the future.”

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His vision of Europe, he said, was that it should “face without delay the reforms needed to make its economy more efficient…The euro, which has been introduced with great success, should play a fundamental role in the future. I do not believe that the negative vote among some countries on the European Constitution has any significance for the euro, and rather reflects a lack of confidence in the economy. Globalization, relocation of industries and jobs, rapid technological change and changes we have witnessed in the world political and economic structure are causes of economic uncertainty for European countries. I think, however, that these issues should be a stimulus for European integration and not ones discouraging unity among our countries.”

Finally, the Santander Chairman reviewed the share’s stock market performance. “Our share has proved its strength this year. We have increased our shareholder base to 2.6 million, and investors all over the world hold Santander shares.”

Botín said that “since the bid for Abbey was announced last July the Santander share has risen 20%. At yesterday’s closing price it has achieved a dividend yield of 3.5% and our market value is 59,666 million euros, positioning us as the 9th largest bank in the world.” But he added that “the share price still does not reflect the full potential for value creation….Our performance is founded on a solid base and our future potential is enormous. We are and will continue to be a winning bank,” he said.

All the proposed resolutions included in the Agenda of the meeting were passed.

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Item 2

MATERIAL FACT

Banco Santander Central Hispano, S.A. hereby advises that as of 1st August next it will pay a dividend on account of the earnings for the 2005 financial year for a gross amount per share of 0.09296 euros. This dividend is 12% higher than that paid in August 2004 as a first interim dividend on account of the earnings for 2004. On the aforementioned date, Monday 1st August 2005, the Bank’s share will already trade ex-dividend.

Boadilla del Monte (Madrid), 20th June 2005

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: June 21, 2005	By:	/s/ José Antonio Alvarez

		Name:	José Antonio Alvarez
		Title:	Executive Vice President